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Exhibit 12

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except Ratio)
Fixed charges:
Interest expense	$739	$1,427	$3,967	$11,608	$16,518	$12,844	$836
Interest expense charged against gain on bond exchanges	—	4,387	5,527	—	—	—	—
Interest expense included in rent expense	113	127	402	446	438	374	64
Preferred stock dividends	—	—	—	—	—	—	1,020

Total fixed charges	$852	$5,941	$9,896	$12,054	$16,956	$13,218	$1,920

Earnings:
(Loss) income from continuing operations	$(9,342)	$4,032	$(10,938)	$(56,501)	$(140,919)	$(62,292)	$(21,087)
Fixed charges	852	5,941	10,229	12,726	17,983	14,035	1,920
Preferred stock dividends	—	—	—	—	—	—	(1,020)

Total earnings	$(8,490)	$9,973	$(709)	$(43,775)	$(122,936)	$(48,257)	$(20,187)

Ratio	(10.0)	1.7	(0.1)	(3.7)	(7.3)	(3.7)	(10.5)

Excess (deficiency) of Earnings	$(9,342)	$4,032	$(10,938)	$(56,501)	$(140,919)	$(62,292)	$(22,107)

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Ratio of Earnings to Fixed Charges